                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                  Lumenon Innovative Lightwave Technology, Inc.

                                (Name of Issuer)

                          Common Stock, par value $.001

                         (Title of Class of Securities)

                                   55024L 10 9
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                            -------------
 CUSIP No. 55024L 10 9                  13G                         Page 2 of 6
--------------------------------------------------------------------------------
 1.    Name of Reporting Persons
       S.S. OR I.R.S. Identification Number of Above Persons

       Mark P. Andrews
--------------------------------------------------------------------------------
 2.    Check the Appropriate Box If a Member of a Group
                                                                    (a) [ ]
       Inapplicable                                                 (b) [ ]
--------------------------------------------------------------------------------
 3.    SEC Use Only


--------------------------------------------------------------------------------
 4.    Citizenship or Place of Organization

       Canada
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

 5.    SOLE VOTING POWER

       47,600 shares
--------------------------------------------------------------------------------
 6.    Shared Voting Power

       4,687,500 shares, which are directly owned by Andrewma Holding Inc.
       Mark P. Andrews is the sole stockholder of Andrewma Holding Inc.
--------------------------------------------------------------------------------
 7.    Sole Dispositive Power

       47,600 shares
--------------------------------------------------------------------------------
 8.    Shared Dispositive Power

       4,687,500 shares, which are directly owned by Andrewma Holding Inc.
       Mark P. Andrews is the sole stockholder of Andrewma Holding Inc.
--------------------------------------------------------------------------------
 9.    Aggregate Amount Beneficially Owned by Each Reporting Person

       4,735,100 shares
--------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) excludes Certain Shares

       [ ]
--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row 9

       13.1%
--------------------------------------------------------------------------------
12.    Type of Reporting Person

       IN
--------------------------------------------------------------------------------

-----------------------                                            -------------
 CUSIP No. 55024L 10 9                  13G                         Page 3 of 6
--------------------------------------------------------------------------------
 1.    Name of Reporting Persons S.S. or I.R.S. Identification Number of
       Above Persons

       Andrewma Holding Inc.
--------------------------------------------------------------------------------
 2.    Check the Appropriate Box if a Member of a Group
                                                             (a) [ ]
       Inapplicable                                          (b) [ ]
--------------------------------------------------------------------------------
 3.    SEC Use Only


--------------------------------------------------------------------------------
 4.    Citizenship or Place of Organization

       Nevada
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned By Each Reporting Person With:

 5.    Sole Voting Power

       0 shares
--------------------------------------------------------------------------------
 6.    Shared Voting Power

       4,687,500 shares, which are directly owned by Andrewma Holding Inc.
       Mark P. Andrews is the sole stockholder of Andrewma Holding Inc.
--------------------------------------------------------------------------------
 7.    Sole Dispositive Power

       0 shares
--------------------------------------------------------------------------------
 8.    Shared Dispositive Power

       4,687,500 shares, which are directly owned by Andrewma Holding Inc.
       Mark P. Andrews is the sole stockholder of Andrewma Holding Inc.
--------------------------------------------------------------------------------
 9.    Aggregate Amount Beneficially Owned by Each Reporting Person

       4,687,500 shares
--------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) excludes Certain Shares

       [ ]
--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row 9

       13.0%
--------------------------------------------------------------------------------
12.    Type of Reporting Person

       CO
--------------------------------------------------------------------------------

Item 1(a)  NAME OF ISSUER:

           Lumenon Innovative Lightwave Technology, Inc.

Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           Lumenon Innovative Lightwave Technology, Inc.
           8851 Transcanada Highway
           Ville Saint-Laurent, Quebec  Canada H4S 1Z6

Item 2(a)  NAME OF PERSON FILING:

           Mark P. Andrews
           Andrewma Holding Inc.

Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

           c/o Lumenon Innovative Lightwave Technology, Inc.
           8851 Transcanada Highway
           Ville Saint-Laurent, Quebec  Canada H4S 1Z6

Item 2(c)  CITIZENSHIP:

           Mark P. Andrews:        Canada
           Andrewma Holding Inc.:  Nevada

Item 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $.001 par value

Item 2(e)  CUSIP NUMBER:

           55024L 10 9

Item 3     DESCRIPTION OF PERSON FILING:

           Inapplicable

Item 4     OWNERSHIP:*

      (a)  Amount Beneficially owned:

           Mark P. Andrews:        4,735,100
           Andrewma Holding Inc.:  4,687,500

      (b)  Percent of class:  Mark P. Andrews:        13.1%
                              Andrewma Holding Inc.:  13.0%

--------------------

*   As of November 8, 2000

      (c)  Number of shares as to which such person has:

           (i)    Sole power to vote or to direct the vote:
                  Mark P. Andrews:  47,600 shares
                  Andrewma Holding Inc.: 0 shares

           (ii)   Shared power to vote or to direct the vote:
                  4,687,500 shares, which are directly owned by Andrewma Holding Inc. Mark P. Andrews is the sole shareholder of Andrewma Holding Inc.

           (iii)  Sole power to dispose or to direct the disposition of:
                  Mark P. Andrews:  47,600 shares
                  Andrewma Holding Inc.: 0 shares

           (iv)   Shared power to dispose or to direct the disposition of:
                  4,687,500 shares, which are directly owned by Andrewma Holding Inc. Mark P. Andrews is the sole shareholder of Andrewma Holding Inc.

Item 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Inapplicable

Item 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Inapplicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Inapplicable

Item 8     IDENTIFICATION OF MEMBERS OF THE GROUP:

           Inapplicable

Item 9     NOTICE OF DISSOLUTION OF A GROUP:

           Inapplicable

Item 10    CERTIFICATION:

           Inapplicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 14, 2001
                                          --------------------------------------
                                          Date

                                          Mark P. Andrews

                                          /s/ Mark P. Andrews
                                          --------------------------------------
                                          Andrewma Holding Inc.

                                       By: /s/ Mark P. Andrews
                                           -------------------------------------
                                           Mark P. Andrews
                                           President